Exhibit 99.1

360 Finance Announces Change to Board of Directors

SHANGHAI, China, July 10, 2019 (GLOBE NEWSWIRE) — 360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”), a leading digital consumer finance platform, today announced that Mr. Andrew Y Yan has joined the Company’s board of directors (the “Board”) as an independent director, effective immediately, and that Mr. Yunfan Zhang has resigned from the Board due to personal reasons, effective from July 10, 2019.

Mr. Andrew Y Yan is the founding managing partner of SAIF Partners IV, III and SB Asia Investment Fund II L.P., and president and executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds from 1994 to 2001. Mr. Yan is currently an independent non-executive director of China Resources Land Limited; a non-executive director of Guodian Technology & Environment Group Corporation Limited; an independent director of BlueFocus Communication Group and TCL Corporation; a director of Qingdao Haier Co., Ltd. and ATA Inc. He is also a director of China PE/VC Association Board, and a trustee member of Peking University Endowment. Mr. Yan received a master of arts degree from Princeton University, and a bachelor’s degree in engineering from the Nanjing Aeronautic Institute.

Mr. Hongyi Zhou, the chairman of the Board, commented, “On behalf of the Board, I would like to thank Mr. Yunfan Zhang for his services to 360 Finance. We wish him the best in his future endeavors. At the same time, we are pleased to welcome Mr. Andrew Y Yan and believe he will be a valuable asset to 360 Finance as we continue to sustainably grow our business and deliver long-term shareholder value.”

The Board has also decided to change the composition of the committees upon Mr. Andrew Y Yan’s joining. After such change, the audit committee of the Board will consist of Mr. Yongjin Fu, Mr. Gang Xiao and Mr. Andrew Y Yan, the nominating and corporate governance committee of the Board will consist of Mr. Hongyi Zhou, Mr. Andrew Y Yan, and Mr. Wei Liu, the compensation committee of the Board will consist of Mr. Andrew Y Yan, Mr. Hongyi Zhou, and Mr. Jun Xu.

The Company also recently established an Executive Management Team (EMT), consisting of senior management members, to make strategic, financial and operational cross-sectional decisions of the Company by leveraging collective experiences and diverse perspectives of various senior management members.

About 360 Finance

360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”) is a leading digital consumer finance platform and the finance partner of the 360 Group. The Company provides tailored online consumer finance products to prime, underserved borrowers funded primarily by its funding partners. The Company’s proprietary technology platform enables a unique user experience supported by resolute risk management. When coupled with its partnership with 360 Group, the Company’s technology translates to a meaningful borrower acquisition, borrower retention and funding advantage, supporting the rapid growth and scaling of its business.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 360 Finance may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 360 Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in 360 Finance’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 Finance does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 Finance

E-mail: ir@360jinrong.net

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com